 Exhibit 99.1

CIBC Appoints Prasanna Gopalakrishnan to its Board of Directors

TORONTO, Aug. 20, 2026 /CNW/ -- CIBC (TSX: CM) (NYSE: CM) today announced the appointment of Prasanna Gopalakrishnan to its Board of Directors, effective September 1, 2026.

Ms. Gopalakrishnan brings more than 30 years of experience leading technology, data, cyber and artificial intelligence at scale across banking, wealth management and global consumer businesses. She most recently served as Global Chief Product and AI Officer at ADP. Prior to that she served as Group Chief Technology Officer at Sky in London and as Chief Information Officer of the Retail Bank at Bank of America, following senior technology leadership roles at Fidelity Investments.

Ms. Gopalakrishnan holds a Bachelor of Science from Birla Institute of Technology and Science, and a Master of Business Administration from Northeastern University.

"As Prasanna joins our Board, she brings decades of experience in financial services, alongside deep expertise in technology and artificial intelligence," said Kate Stevenson, Chair of the Board, CIBC. "Her knowledge, perspectives and leadership will be an asset as our Board oversees the execution of CIBC's client-focused strategy, particularly as technology, data and AI play a key role in delivering value for stakeholders.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

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%CIK: 0001045520

For further information: For further information: Stephanie Marcus, CIBC Communications & Public Affairs, 416-643-6358, stephanie.marcus@cibc.com

CO: CIBC

CNW 08:00e 20-AUG-26